Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT VII, LLC Offering Statement on Form 1-A Response dated May 1, 2024 File No. 024-12362

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Growth eREIT VII, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 6, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on November 22, 2023 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

See Exhibit A for supporting calculations for the Company’s investment and operation percentages referenced throughout the responses.

1.	Your response does not provide sufficient detail to support your view that the company does not meet the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Investment Company Act”). Please provide a comprehensive, detailed legal analysis regarding whether (i) the company, (ii) SFR JV I, LLC, and (iii) SFR JV II, LLC meet the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

The determination of whether an issuer is an “investment company” under Section 3(a)(1)(A) of the 1940 Act is dependent on the facts and circumstances. Traditionally, this analysis has been based on the five factors set forth by the Commission in Tonopah Mining Company of Nevada, 26 S.E.C. 426 (1947) (“Tonopah”): (i) the issuer’s public representations, (ii) the issuer’s historical development, (iii) the activities of the issuer’s officers and directors, (iv) the nature of the issuer’s present assets, and (v) the sources of the issuer’s present income.

●	The issuer’s public representations.

In its public representations, the Company consistently does not hold itself out as being primarily engaged in the business of investing, reinvesting or trading in securities.

In the “Investment Strategy” section of the Offering Statement, the Company describes its investment strategy as investing “substantially all of the proceeds of this offering to originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties.”

The Company has consistently made public representations in their SEC filings (including its Form 1-Ks) that it is primarily investing in commercial real estate properties:

o	Form 1-K, for the year ended December 31, 2021: “Fundrise Growth eREIT VII, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties.”

o	Form 1-Ks, for the year ended December 31, 2022: “Fundrise Growth eREIT VII, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties.”

o	Form 1-Ks, for the year ended December 31, 2023: “Fundrise Growth eREIT VII, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties.”

Fundrise SFR JV 1, LLC (“SFR JV 1”) and Fundrise SFR JV 2, LLC (“SFR JV 2”; together with SFR JV 1, the “SFR Joint Ventures”) have not made any public offering or other public representations. The purpose of the SFR Joint Ventures as set forth in the operating agreements in the SFR Joint Ventures is to originate, invest in, and manage a diversified portfolio of single family rental real estate investments and other real estate-related assets.

●	The issuer’s historical development.

The Company and the SFR Joint Ventures have consistently followed the same investment strategy of investing in commercial real estate properties throughout their existence.

As noted above, the Company has consistently made public representations in their SEC filings (including their Form 1-Ks) that it is primarily investing in commercial real estate properties and the SFR Joint Ventures have pursue the purpose set forth in their operating agreements.

The activities of the manager (and its officers and employees) of the Company and of the Operating Member of the SFR Joint Ventures have primarily consisted of researching, analyzing, acquiring, monitoring, and selling the investments in commercial real estate properties by the Company and the SFR Joint Ventures.

At all times since it commenced investing, more than 60% of the value of the total assets of the Company (exclusive of cash items and U.S. government securities) has consisted of the Company’s investments in joint ventures that own interests in real property, directly or indirectly through wholly-owned subsidiaries. With respect to each SFR Joint Venture, more than 60% of the value of the total assets of each SFR Joint Venture (exclusive of cash items and U.S. government securities) has consisted of the Company’s investments in wholly-owned subsidiaries that own interests in real property, directly or indirectly through wholly-owned subsidiaries.

●	The activities of the issuer’s officers and directors.

The manager of the Company and of the Operating Member of the SFR Joint Ventures devotes the bulk of its time and efforts on behalf of the Company and the SFR Joint Ventures to researching, analyzing, acquiring, monitoring, and selling the investments in commercial real estate properties by the Company and the SFR Joint Ventures. The manager of the Company and of the Operating Member of the SFR Joint Ventures employs 60 full-time real estate professionals who are involved in the day-to-day management, oversight, and operations of the real estate portfolio, which currently includes approximately 20,000 residential units and 2.5 million square feet of industrial and other commercial space.

The real estate team is regularly involved in overseeing, managing, and approving day-to-day activities at the real estate properties, including, among other activities:

a)	Budget Approvals: Every property’s annual operating budgets are reviewed, edited, and approved. This entails determining line item spend on, among other items, landscaping, repairs and maintenance, on-site payrolls, bonuses, capital projects, third party contracts, advertising/marketing, and insurance.

b)	Value-Add Renovations: Each year, working with the joint venture partner (as applicable), the real estate team determines the amount of spending on renovating units to increase potential rents, including reviewing construction budgets (e.g., selecting kitchen cabinets, bathroom fixtures, level of finish, etc.). The joint venture property capital spending for value-add renovations are assessed on an ongoing monthly basis as the rental environment changes.

c)	Capital Expenditures: Each year, working with the joint venture partner (as applicable), the real estate team reviews, modifies, and approves any property cap expenditure, such as roof repairs, constructing new amenities, or upgrading mechanical systems.

d)	Leasing, Occupancy, and Rental Rates: The real estate team is involved in the setting target rental rates and the operational consequences to occupancies levels including targeted monthly occupancy, concessions, projected expirations, focus on renewals vs. new leases depending on leasing environment, renovated units offered (including test units), upgrade premiums, etc.

e)	Regular Management Meetings: The real estate team meets biweekly and monthly with the property partner and property management teams on every property to review top priorities in setting strategy, revising budgets and targets, capital expenditures, renovations, new contracts, property damage insurance decisions (crime, fires, storms, severe tenant damage, etc.).

f)	Financing and Interest Rate Hedges: The real estate team determines if the property should take on additional financing or enter into interest rate caps.

As noted more fully below with respect to the analysis under Section 3(a)(1)(C), the vast majority of the Company’s investments are in joint ventures that own real property interests and the vast majority of the SFR Joint Ventures’ investments are in wholly-owned subsidiaries that own real property interests. Therefore, the vast majority of the time spent by the manager’s officers and employees with respect to investment activities of the Company and the SFR Joint Ventures relate to real property interests that are not “investment securities.”

●	The nature of the issuer’s present assets.

As of December 31, 2023 and 2022, on a consolidated basis, approximately 92% and 93%, respectively, of the Company’s total assets (excluding U.S. government securities and cash items) consisted of interests in joint ventures holding commercial real estate properties.

As of December 31, 2023 and 2022, on a consolidated basis, approximately 98% and 96%, respectively, of SFR JV 1’s total assets (excluding U.S. government securities and cash items) consisted of investments in commercial real estate properties.

As of December 31, 2023, on a consolidated basis, approximately 86% of SFR JV 2’s total assets (excluding U.S. government securities and cash items) consisted of investments in commercial real estate properties. SFR JV 2 substantially commenced operations on January 9, 2023 and therefore did not have any material assets as of December 31, 2022.

An analysis of the assets of the Company and the SFR Joint Ventures on an unconsolidated basis is included below with respect to the analysis under Section 3(a)(1)(C).

●	The sources of the issuer’s present income.

As stated in the Company’s Form 1-K for the fiscal year ended December 31, 2023, the Company expects to “expect to primarily generate income from equity in earnings from our investments in [its joint venture subsidiaries].”

For the years ended December 31, 2023 and 2022, the Company recognized equity in losses from our equity interests in SFR JV 1 of approximately $6.5 million and $3.4 million, respectively. For the year ended December 31, 2023, the Company recognized equity in losses from our equity interests in SFR JV 2 of approximately $240,000. SFR JV 2 substantially commenced operations on January 9, 2023 and therefore no equity in earnings or losses were recognized by the Company for the year ended December 31, 2022. The Company does not have any significant operating activities, apart from its equity interests in SFR JV 1 and SFR JV 2.

For the years ended December 31, 2023 and 2022, on a consolidated basis, the rental revenue associated with commercial real estate properties constituted approximately 88% and 89%, respectively, of the total revenue of the SFR JV 1.

For the year ended December 31, 2023, on a consolidated basis, the rental revenue associated with commercial real estate properties constituted approximately 86% of the total revenue of the SFR JV 2. SFR JV 2 did not have any revenue for the year ended December 31, 2022.

Each of these five factors lead to the conclusion that each of the Company and the SFR Joint Ventures do not fall within the definition of “investment company” in Section 3(a)(1)(A) of the Investment Company Act.

Finally, we believe there is no market confusion as to whether the Company or the SFR Joint Ventures is primarily engaged in the business of investing in securities.1

1        See, e.g., SEC v. National Presto Industries, 486 F.3d 305 (2007) (emphasizing the importance of investor perceptions and behavior in determining whether an issuer is an “investment company” under the Investment Company Act).

2.	Your response does not provide sufficient detail to support your view that the company and each of SFR JV I, LLC and SFR JV II, LLC do not meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. Please provide a more comprehensive, detailed legal analysis regarding whether (i) the company, (ii) SFR JV I, LLC, and (iii) SFR JV II, LLC meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act., including all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

As of December 31, 2023, more than 90% of the total assets (exclusive of cash items and U.S. government securities) of the Company consists of joint venture interests in subsidiaries that, directly or indirectly through wholly-owned subsidiaries, own one or more real property interests (“Property Vehicles”). More specifically, the Company holds membership interests in the SFR Joint Ventures organized as limited liability companies for which the Company acts as the Operating Member who, among other responsibilities, is responsible for the management of the affairs for the joint venture. The Company believes that these membership interests are not “securities” for purpose of the Investment Company Act based on Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied 454 U.S. 897 (1981) since the Company is acting as a bona fide operating member of the joint venture. See below for further discussion on the Company’s analysis of the membership interests under the Williamson framework and the related SEC staff guidance.

Substantially all of the value of the assets of each SFR Joint Venture (exclusive of cash items and U.S. government securities) consists of real property interests or equity interests in wholly-owned vehicles that own real property interests. As of December 31, 2023, the value of the applicable real property interests held by each SFR Joint Venture consisted of more than 90% of the value of the total assets of each SFR Joint Venture (exclusive of cash items and U.S. government securities).2 Thus, each SFR Joint Venture does not meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act because more than 60% of its total assets (exclusive of cash items and U.S. government securities) consist of equity interests in wholly-owned vehicles that own real property interests.

Therefore, the Company does not meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act because more than 60% of its total assets (exclusive of cash items and U.S. government securities) consist of joint venture interests in joint ventures that are themselves not “investment companies” under Section 3(a) of the Investment Company Act.

3.	Your response does not provide sufficient detail to support your view that the company's ownership interests in SFR JV I, LLC and SFR JV II, LLC do not meet the definition of a “security” based on the factors set forth in Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied 454 U.S. 897 (1981). In particular, without limiting the generality of comment 2 of this letter, please provide a more comprehensive, detailed legal analysis regarding whether the company:

1.	has irrevocably delegated its partnership or venture powers;

2.	is incapable of exercising its partnership or venture powers due to a lack of either experience or knowledge; or

3.	is so dependent on particular expertise of the promoter or manager that it has no reasonable alternative to reliance on that person.

2        Additional information on the real property held by the Property Vehicles can be found in the Company’s most recent Form 1-K, “Our Investments” on p. 9 – 10, see https://www.sec.gov/Archives/edgar/data/1804011/000110465924044331/tm2410631d1_partii.htm, which include links to the relevant Form 1-U’s that provide detailed descriptions of the relevant properties.

Please describe how the foregoing analysis is impacted by the company’s engagement of Fundrise Advisors, LLC, as manager, including whether the company has irrevocably delegated its partnership or venture powers to Fundrise Advisors, LLC and whether the company depends on the particular expertise of Fundrise Advisors, LLC.

As detailed above, the Company is primarily investing in joint venture interests in Property Vehicles—in particular, the SFR Joint Ventures. The seminal case with respect to whether a joint venture interest is an “investment contract” for purposes of the 1933 Act and 1934 Act is Williamson v. Tucker.3 In Williamson, the 5th Circuit stated “[a] joint venture interest can be designated a security if the investor can establish, for example, that

(1) an agreement among the parties leaves so little power in the hands of the partner or venturer that the arrangement in fact distributes power as would a limited partnership; or

(2) the partner or venturer is so inexperienced and unknowledgeable in business affairs that he is incapable of intelligently exercising his partnership or venture powers; or

(3) the partner or venturer is so dependent on some unique entrepreneurial or managerial ability of the promoter or manager that he cannot replace the manager of the enterprise or otherwise exercise meaningful partnership or venture powers.”4

The framework set forth in Williamson has been relied on by a variety of courts when analyzing general partnership or joint venture interests.5 Where there is a general partnership interest or a joint venture interest, the courts have generally taken the position that there is a “strong presumption” that such an interest is not a “security.”6

Typically, the Williamson analysis followed by the courts focuses first on the language of the agreement and then to how the venture “functioned in practice.”7 However, when the investor has the ability to actively participate, it does not turn the interest into a “security” if the investor chooses to remain passive.8 If the powers set forth in the agreement are “specific and unambiguous” and “sufficient to allow the general partners to exercise ultimate control, as a majority, over the partnership and its business, then the presumption that the general partnership is not a security can only be rebutted by evidence that it is not possible for the partners to exercise those powers.”9

3        Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897.

4        Williamson at 424.

5        See, e.g., United States v. Leonard, 529 F.3d 83, 90 (2d Cir. 2008)(“echo[ing]” the Fifth Circuit’s analysis in Williamson); Rivanna Trawlers Unlimited v. Thompson Trawlers, Inc., 840 F.2d 236, 241 (4th Cir. 1988)(agreeing with the 5th Circuit with respect to “the Williamson reasoning”); Odom v. Slavik, 703 F.2d 212, 215 (6th Cir. 1983)(quoting Williamson with approval with respect to the 6th Circuit); Koch v. Hankins, 928 F.2d 1471, 1476–78 (9th Cir.1991)(expressly adopting the Williamson test in the 9th Circuit); S.E.C. v. Shields, 744 F.3d 633, 644 (10th Cir. 2014)(same with respect to the 10th Circuit); S.E.C. v. Merch. Cap., LLC, 483 F.3d 747, 754–55 (11th Cir. 2007)(same with respect to the 11th Circuit).

6        See, e.g., Nunez v. Robin, 415 F. App'x 586, 589 (5th Cir. 2011); Youmans v. Simon, 791 F.2d 341, 346 (5th Cir. 1986); Williamson, 645 F.2d at 421 (“[A] general partnership or joint venture interest generally cannot be an investment contract under the federal securities acts.”).

7        See, e.g., SEC v. Sethi, 910 F.3d 198, 204 (5th Cir. 2018)(“First, courts look to the legal documents setting up the arrangement to see if investors were given formal powers. … Second, courts examine how the arrangement functioned in practice. How the arrangement functioned is typically the most important indication of whether investors had power...”)(citations omitted).

8        See, e.g., Holden v. Hagopian, 978 F.2d 1115, 1123 (9th Cir. 1992).

9        Rivanna Trawlers Unlimited v. Thompson Trawlers, Inc., 840 F.2d 236, 241 (4th Cir. 1988). See also S.E.C. v. Schooler, 902 F. Supp. 2d 1341, 1348 (S.D. Cal. 2012) (discussing first “the formal powers that are given to the investors in the partnership documents”).

The SEC staff has followed the guidance set forth in Williamson in its analysis with respect to funds, partnerships or other vehicles investing in interests that are not “securities” for purposes of the Investment Company Act.10 The SEC staff has specifically stated that it would not recommend any action to the SEC under the Investment Company Act “[i]f the partnership interests would not be securities under Williamson.”11 Certain of these no-action letters applied this analysis in an investment fund context where the day-to-day affairs of the fund participating in the joint venture were managed by the general partner or equivalent of the fund.12

For example, in ML Research and Development Partners I, L.P., SEC Staff No-Action Letter (Sept. 24, 1984), the SEC staff provided no-action relief under the Investment Company Act to a limited partnership that, among other things, invested in joint ventures. The SEC staff implicitly acknowledged the activities of the general partner when it required that the representatives of the partnership who participated on the joint venture’s governing board would vote in accordance with the instructions of the partnership’s general partner. The incoming letter also cited (and the SEC staff appears to have accepted) the experience and abilities of the general partner.13 Furthermore, when analyzing the Tonopah factors, the incoming letter cited the activities of the general partner when discussing the factor relating to the activities of the officers and employees.

Along the same lines, in SLM Entertainment, Ltd., SEC Staff No-Action Letter (Oct. 15, 1981), the SEC staff provided no-action relief under the Investment Company Act to a limited partnership that invested in a joint venture. Here, similar to ML Research and Development Partners, in order to support its active participation in the joint venture, the incoming letter references as a key fact the “substantial business and motion picture experience of the officers and Directors of [partnership]’s general partner” and extensively relies on that the “significant business and entertainment experience” of the general partner’s directors and officers in its analysis of why the joint venture interest was not a “security” for purposes of the Investment Company Act, which was implicitly accepted by the SEC staff in issuing the no-action relief.

Many real estate investment vehicles have relied on the above cited no-action letters and court decisions to support the determination of whether a real estate joint venture interest is a “security” for purposes of the U.S. federal securities laws, including the Investment Company Act. We are not aware of any SEC staff guidance or court decision that states that the Williamson framework is not available where the vehicle that holds the joint venture interest is itself managed by a manager (or equivalent) and relies on the experience and expertise of its manager to exercise the vehicle’s governance and other rights in the joint venture.

10        See, e.g., Pacesetter I L.P., SEC Staff No-Action Letter (Jul. 18, 1986)(with respect to a fund investing in hotel properties, directly or through joint ventures; although, declining to provide relief on any particular investment since “[w]hether any particular interest in real estate constitutes a ‘security’ is an inherently factual determination”); ML Research and Development Partners I, L.P., SEC Staff No-Action Letter (Sept. 24, 1984)(with respect to a partnership investing in direct development contracts and joint ventures); SLM Entertainment, Ltd., SEC Staff No-Action Letter (Oct. 15, 1981) (with respect to a partnership participating in a joint venture with respect to theatrical motion pictures); Related Condominium Investors L.P., SEC Staff No-Action Letter (Feb. 11, 1985)(formed for the purpose of acquiring, through wholly-owned subsidiaries, residential rental apartment projects).

11        See FCA Realty Fund, SEC Staff No-Action Letter (Nov. 13, 1984) (with respect to a fund proposed to be primarily engaged in the business of acting as a co-general partner for operating partnerships that will be engaged in the business of acquiring, owning and operating real estate). See also Albert M. Zlotnick, SEC Staff No-Action Letter (Jun. 9, 1986)(similarly stating that the SEC staff would not recommend action “assuming that the general partnership interests would not be securities under Williamson v. Tucker”); Oppenheimer Capital, L.P. SEC Staff No-Action Letter (Jul. 29, 1987)(same).

12        See, e.g., ML Research and Development Partners I, L.P., SEC Staff No-Action Letter (Sept. 24, 1984); SLM Entertainment, Ltd., SEC Staff No-Action Letter (Oct. 15, 1981).

13        ML Research and Development Partners I, L.P., SEC Staff No-Action Letter (Sept. 24, 1984) (“[T]he Partnership is exercising its role in the enterprise precisely because it believes it has, through its general partner, special abilities in the research and development management area, and believes itself capable of exercising its powers under the Joint Ventures”).

With respect to each SFR Joint Venture, the Company acts as the sole Operating Member. The operating agreements that govern the joint venture to which the Company acts as Operating Member are “specific and unambiguous” as to the fact that the Operating Member is “solely responsible for the management, conduct and operation of the [SFR Joint Venture]’s business, and all of the business and affairs of the [SFR Joint Venture] shall be managed by the Operating Member” and “possess[es] all rights and powers generally conferred by law and all rights and powers that are necessary, advisable or consistent in connection therewith and with the provisions of [the operating agreement].” Therefore, the Company believes that it holds the equivalent of a bona fide general partnership interest that is not a “security” under the Investment Company Act based on the Williamson framework and the SEC staff no-action letters cited above.

The Company does not believe the status of its interests in the joint ventures are affected by the fact that the business and affairs of the Company are managed by the Manager. The Company is the person that holds the governance and other rights associated with the joint venture and the Manager only indirectly exercises those rights on behalf of the Company. Furthermore, as noted above, the SEC staff has provided no-action relief where a partnership is relying on the activities of its general partner on behalf of the partnership and where the partnership is relying on the experience and expertise of the general partner. The Company believes that the same analysis should apply with respect to the actions of a manager on behalf of a limited liability company.

4.	Your Form 1-A filed November 22, 2023 states that you “will limit what [you] buy and hold through minority-owned joint venture subsidiaries because assets held in such subsidiaries will not be deemed investment securities.” Please explain how this position is consistent with your responses to the foregoing comments and with the definition of “investment securities” set forth in Section 3(a)(2) of the Investment Company Act.

This statement appears to include an inadvertent error. As noted above, the Company primarily invests in Property Vehicles through joint venture subsidiaries. This statement should read that “will limit what we buy and hold through minority-owned joint venture subsidiaries because the assets held in such subsidiaries may be deemed investment securities.”

5.	Your Form 1-A filed November 22, 2023 states that certain of your subsidiaries may rely on Section 3(c)(5)(C) of the Investment Company Act of 1940, which excludes any issuer that is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and that is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. The Commission analyzes whether an issuer may rely on Section 3(c)(5)(C) of the Investment Company Act by considering the proportion of such issuer’s assets that are invested, or that are proposed to be invested, in “qualifying interests,” “real estate-type interests,” and “miscellaneous investments” (generally referred to as the 55%/45% test or the 55%/25%/20% test). Refer to Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, Investment Company Act Release No. 29778 (August 31, 2011). Accordingly, as part of your analysis and consistent with this framework, please explain how the company and each subsidiary, as relevant, intends to treat each category of assets that it holds, or proposes to hold, as “qualifying interests,” “real estate-type interests,” or “miscellaneous investments.” Please provide comprehensive, detailed support for the company’s position on a category-by- category basis, including citations to any relevant Commission statements, or other applicable precedent.

Currently, neither the Company nor any of its Property Vehicles (including the SFR Joint Ventures) that are referenced above rely on Section 3(c)(5)(C) of the Investment Company Act. As noted in the description of its investment strategy, the Company may make investments in subsidiaries that rely on Section 3(c)(5)(C) in the future.

Exhibit A

The following amounts are from Fundrise Growth eREIT VII, LLC’s December 31, 2023 Form 1-K filing.

The nature of the issuer’s present assets (dollar amounts are in thousands):

	As of	As of
	December 31, 2023	December 31, 2022
Investments in equity method investees	$63,454	$78,494
	63,454	78,494
Less: Investments in National Lending, LLC (1)	(4,825)	(4,564)
Total investments in minority interests in joint ventures holding commercial real estate properties	$58,629	$73,930

Total Assets	$69,485	$85,287
Less: Cash and cash equivalents	6,004	5,815
Total Assets excluding cash and cash equivalents	$63,481	$79,472

% of Total Assets excluding cash and cash equivalents in investments in minority interests in joint ventures holding commercial real estate properties	92%	93%

(1) Investments in National Lending, LLC are included in Investments in equity method investees, however, are not investments in commercial real estate properties or interests in joint ventures holding commercial real estate properties.

The following amounts include a further breakdown of the joint venture interests that reconcile to the total joint venture interests disclosed in Fundrise Growth eREIT VII, LLC’s December 31, 2023 Form 1-K (dollar amounts are in thousands):

	Ownership %	As of December 31, 2023	As of December 31, 2022
Investments in minority interests in joint ventures holding commercial real estate properties:
SFR JV 1	10%	$54,879	$73,930
SFR JV 2	5%	3,750	-
Total investments in minority interests in joint ventures holding commercial real estate properties		$58,629	$73,930
Total Assets excluding cash and cash equivalents		$63,481	$79,472
% of Total Assets excluding cash and cash equivalents in investments in minority interests in joint ventures holding commercial real estate properties		92%	93%

The following schedules present the activity of SFR JV 1 as of and for the periods presented.

The nature of SFR JV 1’s present assets (dollar amounts are in thousands):

	As of	As of
	December 31, 2023	December 31, 2022
Intangible lease assets, net (1)	$1,269	$2,706
Investments in real estate held for sale, net	225	-
Investments in real estate held for improvement	-	23,215
Investments in rental real estate properties, net	1,291,666	1,238,075
Wholly-owned investments in commercial real estate properties, net	$1,293,160	$1,263,996

Total Assets	$1,371,482	$1,370,331
Less: Cash and restricted cash	47,112	47,917
Total Assets excluding cash and restricted cash	$1,324,370	$1,322,414

% of Total Assets excluding cash and restricted cash in wholly-owned investments in commercial real estate properties, net	98%	96%

(1) Intangible lease assets, net represents deferred leasing costs and in-place lease assets associated with SFR JV 1's investments in rental real estate properties. Deferred lease costs, net were approximately $1.3 million and $1.7 million as of December 31, 2023 and 2022, respectively. In-place lease assets, net were approximately $0 and $992,000 as of December 31, 2023 and 2022, respectively

The sources of SFR JV 1's present income (dollar amounts are in thousands):

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Rental revenue	$86,335	$53,611
Total revenue	$98,064	$60,190
Rental revenue as a % of Total revenue	88%	89%

The following amounts include further breakdown of SFR JV 1’s investments in commercial real estate properties and related assets that reconcile to the consolidated SFR JV 1 financial information as of December 31, 2023 and 2022 (dollar amounts are in thousands):

	As of December 31, 2023	As of December 31, 2022
Wholly-owned investments in commercial real estate properties, net:

Fundrise SFR Portfolio Equity Owner, LLC	$-	$-
Fundrise SFR Portfolio, LLC	-	-
Fundrise SFR Portfolio 2, LLC	-	-
Fundrise SFR Portfolio Equity Owner II, LLC	-	-
Fundrise SFR Portfolio Equity Owner III, LLC	-	-
Fundrise SFR Portfolio 4, LLC	39	-
Fundrise SFR Portfolio 3, LLC	193	-
Fundrise SFR TRS 1, LLC	620	-
FR - Roseglen, LLC	3,665	4,734
Fundrise SFR Portfolio TRS, LLC	4,327	0
FR-Kilbourne, LLC	4,953	5,739
FR-Moss Creek, LLC	5,574	5,730
FR-Ridgeview, LLC	8,126	8,441
FR - Harris Trail, LLC	10,165	10,527
Home Rent 4, LLC	14,187	14,508
FR - Preston Park, LLC	14,330	14,681
FR - Liberty Grove, LLC	14,541	14,986
FR - Sumner Village, LLC	16,062	16,501
FR-Carolina, LLC	20,624	21,363
FR - Main Street Townes at Lilburn, LLC	21,164	16,875
FR - Rock Ridge, LLC	21,523	22,207
FR - Terrapin Station, LLC	21,742	10,489
FR - Ruskin Reserve, LLC	22,730	23,484
FR - The Commons, LLC	24,860	25,757
FR - East Heights, LLC	29,697	30,544
FR - Cedar Ridge, LLC	29,856	30,330
FR - Ellison Park, LLC	30,202	31,076
Home Rent 1, LLC	32,920	33,848
FR Emerald Lakes, LLC	34,534	35,898
FR - Loso Walk, LLC	35,308	35,437
FR - Pine Ridge Place, LLC	37,230	38,207
FR Hickory Street, LLC	40,471	41,744
FR - Timbergrove Village, LLC	41,298	14,916
FR Balmoral, LLC	41,632	43,050
FR-Cypress, LLC	41,759	43,268
FR - Simmons Trace, LLC	43,889	17,702
FR-Treeline, LLC	50,770	52,671
FR-Beall, LLC	69,166	71,757
FR-Sunset, LLC	103,154	106,440
Home Rent 2, LLC	401,849	421,086
Total wholly-owned investments in commercial real estate properties, net	$1,293,160	$1,263,996

Total Assets excluding cash and restricted cash	$1,324,370	$1,322,414

% of Total Assets excluding cash and restricted cash in wholly-owned investments in commercial real estate properties, net	98%	96%

The following schedules present the activity of SFR JV 2 as of and for the periods presented. SFR JV 2 substantially commenced operations on January 9, 2023 and therefore did not have any material assets or rental revenues as of and for the year ended December 31, 2022.

The nature of SFR JV 2's present assets (dollar amounts are in thousands):

	As of	As of
	December 31, 2023	December 31, 2022
Intangible lease assets, net (1)	$65	$-
Investments in rental real estate properties, net	103,921	-
Wholly-owned investments in commercial real estate properties, net	$103,986	$-

Total Assets	$130,469	$-
Less: Cash and restricted cash	9,483	-
Total Assets excluding cash and restricted cash	$120,986	$-

% of Total Assets excluding cash and restricted cash in wholly-owned investments in commercial real estate properties, net	86%	-%

(1) Intangible lease assets, net represents deferred leasing costs of approximately $65,000 as of December 31, 2023 associated with SFR JV 2’s investments in rental real estate properties.

The sources of SFR JV 2's present income (dollar amounts are in thousands):

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Rental revenue	$1,634	$-
Total revenue	$1,894	$-
Rental Revenue as a % of Total revenue	86%	-%

The following amounts include further breakdown of SFR JV 2’s investments in commercial real estate properties and related assets that reconcile to the consolidated SFR JV 2 financial information as of December 31, 2023 (dollar amounts are in thousands):

	As of December 31, 2023	As of December 31, 2022
Wholly-owned investments in commercial real estate properties, net:

Fundrise SFR JV 2 Portfolio Equity Owner, LLC	$-	$-
Fundrise SFR JV 2 Portfolio, LLC	-	-
FR - Bluejay Commons, LLC	19,337	-
FR - Cottonvale Towns, LLC	19,827	-
FR - The Village at Sherrills Ford, LLC	29,415	-
FR - Greenwood, LLC	35,407	-
Total wholly-owned investments in commercial real estate properties, net	$103,986	$-

Total Assets excluding cash and restricted cash	$120,986	$-

% of Total Assets excluding cash and restricted cash in wholly-owned investments in commercial real estate properties, net	86%	-%

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Greg Larkin, Esq.
Goodwin Procter LLP